Filed by Forest Road Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Forest Road Acquisition Corp.

Commission File No. 001-39735

Forest Road – Beachbody – Myx Merger Announcement – WSJ Coverage | February 10, 2021

Headline

The Wall Street Journal | Fitness and Nutrition Companies to Combine in $3 Billion SPAC Merger

Beachbody will combine in a three-way merger with blank-check company Forest Road Acquisition Corp. and Myx Fitness, which makes connected bicycles

Full-Text Clips

Fitness and Nutrition Companies to Combine in $3 Billion SPAC Merger

Beachbody will combine in a three-way merger with blank-check company Forest Road Acquisition Corp. and Myx Fitness, which makes connected bicycles

The Wall Street Journal

By Laura Cooper

February 10, 2021

Beachbody instructor Jericho McMatthews leading Beachbody on Demand's Morning Meltdown 100 fitness program.

Fitness-and-nutrition business the Beachbody Company Group LLC plans to merge with a blank-check company affiliated with former TikTok Chief Executive Kevin Mayer in a deal that values the combined company at nearly $3 billion.

Known for its streaming fitness content and nutritional meal plans, the Beachbody Company will combine with Forest Road Acquisition Corp. and trade on the New York Stock Exchange once the deal closes, according to the executives involved in the deal.

As part of the deal, Myx Fitness LLC, an at-home connected cycling provider, will merge into the blank-check company and become part of The Beachbody Company.

Beachbody, which according to Chief Executive Carl Daikeler has more than 2.6 million paid digital subscribers, will own and operate three online fitness businesses after deal closes in the second quarter: Myx, Beachbody on Demand and digital streaming platform Openfit.

The combined company, which will operate under the Beachbody name, is expected to generate more than $1.1 billion of revenue this year, according to a Beachbody spokeswoman. She added that Beachbody had around $880 million in revenue for 2020.

The fitness companies join a growing list of businesses going public through mergers with special-purpose acquisition vehicles, or SPACs, which raise money in the public markets with the sole purpose of making an acquisition. Often SPACs must find an acquisition target within a set time period, typically two years. They offer an alternative path to the public markets and tend to be faster and easier to float than a traditional initial public offering.

SPACs have been a particularly popular option for private equity-owned companies such as Beachbody, which has been backed by the Raine Group since late 2018. Raine will remain an investor in the combined entity, according to Mr. Daikeler.

Myx, a startup backed by family office investor Palm Ventures, was founded in 2016. Mr. Daikeler said Myx has sold over 27,000 of their at-home bikes since the company’s launch of the product a year ago. Myx recorded a little over $30 million in revenue during its first year of operation, the Beachbody chief executive said.

Unlike connected cycling competitor Peloton Interactive Inc., which centers around a user’s position on a leaderboard, Myx focuses on tracking an individual user’s heart rate, Mr. Daikeler said. The company’s bikes typically are priced at around $1,300 each.

Forest Road Acquisition Corp. raised $300 million in an initial public offering last November. After launching, it received interest from 50 different companies seeking mergers, said Mr. Mayer, who is also a strategic adviser at Forest Road.

Mr. Mayer, who is joining the board of Beachbody, spent nearly 25 years at the Walt Disney Co. and worked on various projects, including the launch of Disney+, he said. Most recently, he served as CEO of social media app TikTok before resigning last year. In addition to Mr. Mayer, Forest Road’s advisory team includes Tom Staggs, the former chief financial officer and chief operating officer at Disney.

Forest Road’s team was attracted to Beachbody because of the company’s focus on the increasingly popular areas of consumer-focused health and wellness, digital content and connected businesses such as at-home online cycling, Mr. Mayer said.

As a result of the deal, the newly merged Beachbody will have some $425 million of cash on its balance sheet to fund growth, according to the company. It also has another $225 million through a private investment in public entity deal, or PIPE, which is being led by Fidelity Investments and Fertitta Capital, according to the Beachbody spokeswoman.

Beachbody said it plans to use the capital to expand its sales and digital marketing efforts and to enter new geographies, including those beyond North America, where most of its subscribers are based. It also will set aside capital for additional acquisitions.

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IMPORTANT LEGAL INFORMATION

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination (the “Business Combination”) among Forest Road Acquisition Corp., a Delaware corporation (the “Company”), The Beachbody Company Group, LLC, a Delaware limited liability company (“Beachbody”), and Myx Fitness Holdings, LLC, a Delaware limited liability company (“Myx”) including statements regarding the anticipated benefits of the Business Combination, the anticipated timing of the Business Combination, future financial condition and performance of Beachbody and Myx and expected financial impacts of the Business Combination (including future revenue, pro forma equity value and cash balance), the satisfaction of closing conditions to the Business Combination, the concurrent private placement transaction (the “PIPE transaction”), the level of redemptions of the Company’s public stockholders and the products and markets and expected future performance and market opportunities of Beachbody and Myx. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s securities, (ii) the risk that the Business Combination may not be completed by the Company’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by the Company, (iii) the failure to satisfy the conditions to the consummation of the Business Combination, including the approval of the Agreement and Plan of Merger, dated as of February 9, 2021, with Beachbody, Myx and respective parties thereto (the “Merger Agreement”) by the stockholders of the Company, the satisfaction of the minimum trust account amount following any redemptions by the Company’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed Business Combination, (v) the inability to complete the PIPE transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the Business Combination on the business relationships operating results, and business generally of Beachbody and Myx, (viii) risks that the proposed Business Combination disrupts current plans and operations of Beachbody, (ix) the outcome of any legal proceedings that may be instituted against Beachbody or against the Company related to the Merger Agreement or the proposed Business Combination, (x) the ability to maintain the listing of the Company’s securities on a national securities exchange, (xi) changes in the competitive and regulated industries in which Beachbody and Myx operate, variations in operating performance across competitors, changes in laws and regulations affecting the business of Beachbody and Myx and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Business Combination, and identify and realize additional opportunities, (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive residential real estate industry, and (ix) costs related to the Business Combination and the failure to realize anticipated benefits of the Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the "Risk Factors" section of the registration statement on Form S-4 and other documents to be filed by the Company from time to time with the Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Beachbody, Myx and the Company assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. None of Beachbody, Myx or the Company gives any assurance that Beachbody, Myx or the Company, or the combined company, will achieve its expectations.

Important Information About the Business Combination and Where to Find It

In connection with the proposed Business Combination, the Company intends to file a preliminary proxy statement/prospectus and a definitive proxy statement/prospectus with the SEC. The Company’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination, as these materials will contain important information about the Company, Beachbody, and Myx and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to stockholders of the Company as of a record date to be established for voting on the Business Combination. Stockholders of the Company will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Forest Road Acquisition Corp., 1177 Avenue of the Americas, 5th Floor, New York, New York 10036, Attention: Keith L. Horn.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in the Company is contained in the Registration Statement on Form S-1, which was filed by the Company with the SEC on November 27, 2020 and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Forest Road Acquisition Corp., 1177 Avenue of the Americas, 5th Floor, New York, New York 10036, Attention: Keith L. Horn. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the Business Combination when available.

Beachbody, Myx and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the proxy statement/prospectus for the proposed Business Combination when available.